o    EXHIBIT 99.1

POSCO had signed an MOU with Indonesian miner PT ANTAM on a feasibility study for a ferro-nickel joint venture. If it is feasible, the joint venture will start to produce 30,000 tones per year of ferro-nickel from late 2009.